AB 4/9

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2012
Washington, DC
110

12014464

SEC FILE NUMBER
868390

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KGS-Alpha Capital Markets, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

850 Third Avenue 16th Floor
(No. and Street)

New York, (City) — New York (State) — 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert Seery — (646) 588-2170
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

Two World Financial Center (Address) — New York, (City) — New York (State) — 10281-1414 (Zip Code)

CHECK ONE:

- x Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

AFFIRMATION

I, Robert Seery, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to KGS-Alpha Capital Markets, L.P. (the "Company") as of and for the year ended December 31, 2011, are true and correct. I further affirm that neither the Company nor any partner, officer or director has any proprietary interest in any account classified solely as that of a customer.

Robert Seery
Chief Financial Officer

Subscribed and Sworn to before me this
28th day of February, 2012

RICHARD FARBER
Notary Public - State of New York
No. 01FA6228958
Qualified in Nassau County
My Commission Expires September 27, 2014

Notary Public

KGS-ALPHA CAPITAL MARKETS, L.P.

(SEC I.D. No. 8-68390)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2011
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed Pursuant to Rule 17a-5(e) (3) under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Partners
KGS-Alpha Capital Markets, L.P.
New York, NY

We have audited the accompanying statement of financial condition of KGS-Alpha Capital Markets, L.P. (the "Company") as of December 31, 2011, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of KGS-Alpha Capital Markets, L.P. at December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 28, 2012

KGS-ALPHA CAPITAL MARKETS, L.P.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2011
(Dollars in Thousands)

ASSETS	
Cash and cash equivalents	$ 10,695
Receivables from broker-dealers	4,791
Accrued interest receivable	3,953
Financial instruments owned, at fair value (includes securities pledged as collateral that can be sold or repledged of $994,923)	998,019
Furniture, equipment,software,and leasehold improvements, at cost, less accumulated depreciation and amortization of $594	2,347
Other assets	1,636
TOTAL ASSETS	$ 1,021,441
LIABILITIES AND PARTNERS' EQUITY	
LIABILITIES:	
Financial instruments sold, not yet purchased, at fair value	$ 86,445
Securities sold under agreement to repurchase	322,171
Payables to broker-dealer	450,268
Accrued expenses and other liabilities	13,643
TOTAL LIABILITIES	872,527
COMMITMENT AND CONTINGENCIES	
PARTNERS' EQUITY	148,914
TOTAL LIABILITIES AND PARTNERS' EQUITY	$ 1,021,441

See notes to statement of financial condition.

1. INTRODUCTION

Nature of Business—KGS Alpha Capital Markets, L.P. (the "Company"), a Delaware limited partnership, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company primarily markets and trades Agency and Non-Agency Mortgage-backed Securities and other fixed income Asset Backed credit products. The Company's head office is in New York City and it has additional offices in California, Florida, Massachusetts, Missouri, Virginia and Illinois. The Company clears its transactions through Pershing LLC, ("Clearing Broker") on a fully disclosed basis.

KGS Alpha Capital Markets GP, LLC, a Delaware limited liability company, and KGS Holdings, L.P. ("KGS Holdings") are the sole general partner and limited partner, respectively, of the Company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates— This financial statement was prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Cash and Cash Equivalents— The Company considers its investments in highly liquid financial instruments with maturities of less than 90 days when issued to be cash equivalents. As of December 31, 2011, the Company did not hold any cash equivalents.

Furniture, Equipment, Software and Leasehold Improvements— Fixed assets are stated at cost less accumulated depreciation and amortization.

The costs of internally developed software that qualify for capitalization are capitalized as fixed assets and subsequently amortized over the estimated useful life of the software, which is generally five years. The costs of internally developed software are included in fixed assets at the point at which the conceptual formulation, design and testing of possible software project alternatives are complete and management authorizes and commits to funding the project. The Company does not capitalize pilot projects and projects where it believes that the future economic benefits are less than probable.

Income Taxes— The Company is a limited partnership and is treated as a partnership for federal income tax purposes. As such, the Company files a partnership income tax return for federal, state and local taxes. Except for the New York City Unincorporated Business Tax ("NYC UBT"), each partner is individually responsible for reporting income or loss based upon their respective interests in the Company's income and expenses. The Company is responsible for remitting the NYC UBT which is based on 4% of its New York City sourced income. The accompanying financial statements do not include a benefit for the tax loss since it is not more likely than not that the benefit would be realized.

The Company recognizes tax positions in the financial statement only when it is more-likely-than-not, based on the technical merits, that the position will be sustained upon examination by the relevant taxing authority. Based upon the Company's review of its federal, state and local income tax returns and tax filing positions, the Company determined no unrecognized tax benefits for uncertain tax positions were required to be recorded. In addition, the Company does not believe that it has any tax positions for which it is reasonably possible that it will be required to record significant amounts of unrecognized tax benefits within the next twelve months. The Company is subject to federal, state and local income tax examinations for 2009, 2010 and 2011.

There is no tax sharing agreement between the Company and the General Partner, and there have been no distributions to the General Partner for reimbursements of taxes.

Financial instruments owned and Financial instruments sold, not yet purchased – Financial instruments owned and financial instruments sold, not yet purchased ("trading securities") primarily consist of U.S Treasury securities, Agency and Non-Agency mortgage-backed obligations. Trading securities are recorded at fair value as required by accounting pronouncements.

Collateralized Agreements - Transactions involving securities purchased under agreements to resell (reverse repurchase agreements or reverse repos) or securities sold under agreements to repurchase (repurchase agreements or repos) are accounted for as collateralized agreements or financings except where the Company does not have an agreement to sell (or purchase) the same or substantially the same securities before maturity at a fixed or determinable price. It is the policy of the Company to obtain possession of collateral with a fair value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate. Repurchase and resale agreements are carried at the amount at which the securities will be subsequently reacquired or resold as specified in the respective agreements. Interest on such amounts is accrued and is included in the Statement of Financial Condition in accrued interest receivable.

Fair Value Measurements—Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various valuation approaches and establishes a hierarchy for inputs used in measuring fair value that maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions other market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset for liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

See Note 4 for a description of valuation techniques applied to the major categories of trading securities measured at fair value.

Fair Value of Financial Instruments – The Company believes the amounts presented for financial assets and liabilities on the Statement of Financial Condition are carried at fair value or at amounts that, because of their short-term nature, approximate current fair value.

3. RECENT ACCOUNTING PRONOUCEMENTS

Reconsideration of Effective Control for Repurchase Agreements - In April 2011, the Financial Accounting Standards Board ("FASB") issued accounting guidance that removes the requirement to consider whether sufficient collateral is held when determining whether to account for repurchase agreements and other agreements that both entitle and obligate the transferor to repurchase or redeem financial assets before their maturity as sales or as secured financings. The guidance is effective prospectively for transactions beginning on January 1, 2012. The adoption of this guidance will not have an impact on the Statement of Financial Condition.

Fair Value Measurements and Disclosures - In May 2011, the FASB issued accounting updates to ASC 820, Fair Value Measurements Topic — Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, which provide clarifying guidance on how to measure fair value and additional disclosure requirements. The amendments prohibit the use of blockage factors at all levels of the fair value hierarchy and provide guidance on measuring financial instruments that are managed on a net portfolio basis. Additional disclosure requirements include transfers between Levels 1 and 2; and for Level 3 fair value measurements, a description of our valuation processes and additional information about unobservable inputs impacting Level 3 measurements. The updates are effective January 1, 2012 and will be applied prospectively. The adoption of this guidance will not have an impact on the Statement of Financial Condition.

Balance Sheet Offsetting Disclosures - In December 2011, the FASB issued an Accounting Standards Update ("ASU"), Disclosures about Offsetting Assets and Liabilities ("ASU 2011-11") to Topic 210, Balance Sheet. The update requires new disclosures about balance sheet offsetting and related arrangements. For derivatives and financial assets and liabilities, the amendments require disclosure of gross asset and liability amounts, amounts offset on the balance sheet, and amounts subject to the offsetting requirements but not offset on the balance sheet. The guidance is effective December 1, 2013 and is to be applied retrospectively. This guidance does not amend the existing guidance on when it is appropriate to offset; as a result, we do not expect this guidance to affect the Statement of Financial Condition.

4. FAIR VALUE MEASUREMENTS

The Company's trading securities are evaluated with the fair value hierarchy, based on the nature of inputs used to determine the fair value at the measurement date. See Note 2 for a discussion of the Company's policies regarding this hierarchy.

A description of the valuation techniques applied to the Company's major categories of trading securities follows.

U.S. Government Securities

U.S government securities are valued using quoted market prices. Valuation adjustments are not applied. Accordingly, U.S. government securities are categorized in Level 1 of the fair value hierarchy.

U.S. Agency Securities
U.S. agency securities primarily consist of mortgage pass-through securities, to-be-announced ("TBA") securities and mortgage pass-through certificates. TBA securities are generally valued using quoted market prices or are benchmarked thereto. The fair value of mortgage pass-through certificates is model driven with respect to the comparable TBA security. TBA securities and mortgage pass-through certificates are generally categorized in Level 2 of the fair value hierarchy.

Non-Agency Securities
Non-agency securities consist of mortgage pass-through certificates and are generally valued based on external price/spread data or, in certain cases, on prices of comparable bonds. Non-agency mortgage pass-through certificates are generally categorized in Level 2 of the fair value hierarchy.

Options on Futures and Futures
Options securities are valued using quoted market prices. Valuation adjustments are not applied. Accordingly, options on futures and futures are categorized in Level 1 of the fair value hierarchy. At December 31, 2011, the Company had outstanding 1,550 options on futures contracts and 1,744 futures contracts (see footnote 10).

Derivative Contracts
Derivative contracts are generally valued using a model, whose inputs reflect assumptions that management believes market participants would use in valuing the derivative in a current period transaction. Inputs to valuation models are appropriately calibrated to market data. For many derivative contracts, the valuation models do not involve material subjectivity as the methodologies do not entail significant judgment and the inputs to valuation models do not involve a high degree of subjectivity as the valuation model inputs are readily observable or can be derived from actively quoted markets. Derivative contracts are primarily categorized in Level 2 of the fair value hierarchy give the observability of the inputs to the valuation models. At December 31, 2011, the Company had outstanding six credit default swaps contracts (see footnote 10).

The following table presents the fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2011:

	Fair Value Measurements on a Recurring Basis		
	Level 1	Level 2	Total
Assets			
Financial instruments owned:			
US government and agency securities	$ 88,137	$ 883,524	$ 971,661
Non-agency securities	-	23,932	23,932
Options on futures	826	-	826
Derivatives	-	1,600	1,600
Total Financial instruments owned	88,963	909,056	998,019
Receivables from broker-dealers:			
Futures	701	-	701
Total Assets	$ 89,664	$ 909,056	$ 998,720
Liabilities			
Financial instruments sold, not yet purchased:			
US government and agency securities	$ 83,704	$ 2,272	$ 85,976
Options on futures	469	-	469
Total Liabilities	$ 84,173	$ 2,272	$ 86,445

During the year ended December 31, 2011, there were no transfers of assets or liabilities between fair value measurements classifications. In addition, the Company had no activity in level 3 assets during the year ended December 31, 2011.

5. FURNITURE, EQUIPMENT, SOFTWARE DEVELOPMENT, AND LEASEHOLD IMPROVEMENTS, NET

At December 31, 2011, furniture, equipment, software development and leasehold improvements, net consists of the following:

	Cost	Accumulated Depreciation/ Amortization	Furniture, Equipment, and Leasehold Improvements, Net
Computer equipment	$ 1,292	$ (430)	$ 862
Furniture and office equipment	542	(84)	458
Software Development	659	(11)	648
Leasehold improvements	448	(69)	379
	$ 2,941	$ (594)	$ 2,347

6. RECEIVABLES FROM AND PAYABLES TO BROKER-DEALERS

As of December 31, 2011, receivables from broker-dealers represent amounts related to futures transactions of $701 and amounts to facilitate repurchase settlements of $4,090 with other broker-dealers.

Financial instruments owned or sold are held by the Company's Clearing Broker as collateral for amounts payable to such Clearing Broker. As of December 31, 2011, payables to broker-dealer consisted of amounts due to the Company's Clearing Broker related to settlements of transactions. As discussed in Note 1, the Company clears transactions through its Clearing Broker on a fully disclosed basis.

The Company maintains a financing line with its Clearing Broker to finance the Company's trading activity. Amounts payable under the financing line bear interest at market rates, ranging from the Clearing Broker's cost of funds plus 0.33% to .50% per annum, depending on the type of collateral provided by the Company.

As of December 31, 2011, the guaranteed amount the Company was able to borrow under its financing line was $1,850,000. The Company's financing line is fully collateralized by its financial instruments owned. In addition, the financing line is contingent on the Company maintaining a Net Liquidating Value ("NLV") of $90,000. NLV is defined as long market value less short market value less debit balances plus credit balances. If the Company's NLV falls below the minimum requirement of $90,000, Pershing reserves the right to lower the financing line at its discretion. During the year ended December 31, 2011 the NLV did not fall below the minimum requirement of $90,000.

7. PARTNERS' CAPITAL

Contributions are credited to partners' capital when received by the Company. On February 1, 2011 KGS Holdings completed an equity capital raise of an additional $76,300. Effective February 8, 2011, KGS Holdings contributed $75,321 of the additional capital to the Company. Effective December 31, 2011, the Company had payables to certain employees and Board members for services provided to the Company, which were forgiven for equity in the amount of $1,186.

8. COMMITMENTS AND CONTINGENCIES

Operating Leases - The Company leases office space in each of its locations pursuant to operating lease agreements. These leases are generally subject to scheduled base rent and maintenance cost increases, which are recognized on a straight-line basis over the period of the leases.

At December 31, 2011, minimum future rental commitments under operating leases were as follows:

	Amount
2012	676
2013	586
2014	597
2015	474
Total minimum lease payments	$ 2,333

Commitment – Pursuant to a management agreement between certain related parties, KGS Holdings and the Company (the "Management Agreement"), such related parties have agreed to provide specified financial and management consulting services to the Company.

Other Commitments – As of December 31, 2011, the Company had agreements with certain employees that entitle them to future minimum payments. These future minimum payments amount to approximately $1,618 as of December 31, 2011. Such agreements are cancelable under certain circumstances.

Legal – The Company is not aware of any pending legal actions, including arbitrations, class actions and other litigation, arising in connection with the Company's activities.

9. MANAGEMENT INCENTIVE UNITS

In connection with the formation of KGS Holdings, certain directors agreed to restrictions on a certain number of previously held ownership interests. These restricted ownership interests were structured as management incentive units ("MIUs"). MIUs represent unvested Class A Common units in KGS Holdings and may (subject to certain vesting criteria) provide certain directors with a right to an increased proportion of profits in KGS Holdings. KGS Holdings accounts for the MIUs in accordance with the accounting guidance for equity-base awards. These costs are charged to the Company by KGS Holdings.

The partnership agreement of KGS Holdings defines the vesting conditions applicable to the MIUs. Generally, 51.0193% of the MIUs are subject to a service condition and 48.9807% are subject to both a market condition and a performance condition. In addition, the number of MIUs that can ultimately vest is limited to 34.3007% of the fully diluted KGS Holdings Class A Common units and was equal to 82,221 at December 31, 2011.

For the 51.0193% of MIUs subject to the service condition, KGS Holdings has categorized these awards into two groups of vesting: (1) a 12 month cliff vesting award and (2) 48 separate monthly graded vesting awards, which represent 20% and 80% of the portion of MIUs subject to the service condition, respectively. As of December 31, 2011, total unrecognized share-based compensation expense related to these MIUs that have not vested was $2,532, and this amount is expected to be recognized over a weighted average period of 2.98 years.

The remaining 48.9807% of the MIUs are subject to both a performance condition and a market condition which are based on the actual return of KGS Holdings Class A Common units in a future capital transaction, as defined, compared to a target return. The occurrence of such future capital transaction was determined to be a performance condition while the value of such Class A Common units at the time of said transaction was considered to be a market condition. KGS Holdings assesses at each reporting date whether the achievement of this performance condition is probable. As of December 31, 2011, the Company has not recorded any compensation expense associated with the MIUs subject to this performance condition as achievement is not considered probable of occurrence.

The fair value of the MIUs was estimated by KGS Holdings using a Monte Carlo approach in a risk-neutral framework based on expected volatility, risk-free rates and correlation matrix. Expected volatility is calculated based on companies in the same peer group as the Company. The weighted-average assumptions used by the Company in estimating the grant date fair values of the MIUs during the year ended December 31, 2011 are summarized below:

Expected life (in years)	6.37
Expected stock price volatility	31.32 %
Expected dividend yield	—
Annualized forfeiture rate	0.0 %
Fair Value of MIUs	$100.43
Risk-free interest rate	2.65 %

Activity in the MIUs is as follows:

	Number of Units	Weighted Average Fair Value	Weighted Average Remaining Life
Outstanding, December 31, 2010	43,077	$ 96.92	6.6
Units Granted	42,237	$ 100.43	
Units Cancelled	(3,093)	$ 97.59	
Units Outstanding, December 31, 2011	82,221	$ 98.66	6.5

10. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

Market Risk and Credit Risk - In the normal course of business, the Company enters into transactions involving derivatives and other off-balance sheet financial instruments. The financial instruments may include exchange traded financial futures contracts, mortgage-backed TBA securities and financial instruments sold, not yet purchased. These financial instruments are used to manage market risks and are, therefore, subject to varying degrees of market and credit risk. The Company enters into derivative transactions primarily to economically hedge other positions or transactions.

Futures contracts and TBAs provide for the delayed delivery of an underlying instrument. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. Futures contracts are executed on an exchange and cash settlement is made on a daily basis

for market movements. Accordingly, futures contracts generally do not have credit risk. TBAs are used by the Company in order to reduce exposure on financial instruments owned and are net settled on a periodic basis. The credit risk for TBAs is limited to the unrealized gains recorded within financial instruments owned in the Statement of Financial Condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as changes in interest rates.

The Company has sold financial instruments that it does not currently own and therefore will be obligated to purchase such financial instruments at a future date. The Company enters into such transactions in order to reduce interest rate exposure on bonds included in financial instruments owned. The Company has recorded these obligations in the Statement of Financial Condition at December 31, 2011, at fair values of the related financial instruments and will incur a loss if the fair value of the financial instruments increases subsequent to December 31, 2011.

The Company recognizes market risk as the potential change in the value of financial instruments caused by changes in interest rates or market values of the financial instruments underlying the instruments. The Company monitors its exposure to market risk through a variety of control procedures, including daily review of trade positions.

Concentration Risk - The Company is subject to concentration risk by holding large positions in certain types of financial instruments or commitments to purchase financial instruments of a single issuer, including U.S Government and agency securities. The Company's trading securities include U.S. Government and agency securities, which, in the aggregate, represented approximately 98.5% of the Company's total assets at December 31, 2011.

11. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to Uniform Net Capital Rule 15c3-1 of the SEC, which requires that the Company maintain minimum net capital, as defined, of $100 or 6-2/3% of aggregate indebtedness, as defined, whichever is greater. As of December 31, 2011 the Company had net capital of $109,658 which was $108,742 in excess of its required minimum net capital of $916. The Company's ratio of aggregate indebtedness to net capital at December 31, 2011 was 0.1254 to 1.

The Company maintains proprietary accounts with its Clearing Broker ("PAIB assets"). PAIB assets are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the Clearing Broker which requires, among other things, that the Clearing Broker perform a computation of PAIB assets similar to the customer reserve computation set forth in SEC Rule 15c3-3.

12. SUBSEQUENT EVENTS

The Company has performed its evaluation of subsequent events through the issuance date of the Statement of Financial Condition. Based on such evaluation, no events were discovered that required disclosure or adjustment to the financial statement.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 28, 2012

KGS-Alpha Capital Markets, L.P.
850 3rd Avenue 16th Floor
New York, NY 10022

In planning and performing our audit of the financial statements of KGS-Alpha Capital Markets, L.P. (the "Company") as of and for the year ended December 31, 2011 (on which we issued our report dated February 28, 2012 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of the General Partner of KGS Holdings, L.P., partners, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Partners
KGS-Alpha Capital Markets, L.P.
New York, NY

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by KGS-Alpha Capital Markets LP and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating KGS - Alpha Capital Markets, L.P.'s compliance with the applicable instructions of the Form SIPC-7. KGS-Alpha Capital Markets, L.P.'s management is responsible for the KGS-Alpha Capital Markets, L.P.'s compliance with those requirements.

This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences.

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011 noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 28, 2012